Exhibit 99.1

SPROTT ANNOUNCES CEO TRANSITION

TORONTO AND NEW YORK, MAY 31, 2022 – Sprott Inc.  (NYSE/TSX: SII) (“Sprott” or the “Company”) announced today that its board of directors has named Whitney George as Chief Executive Officer of Sprott, effective June 30, 2022. Mr. George, currently the Company’s President, will take over from Peter Grosskopf, who will focus full time on his roles as Chief Executive Officer of Sprott Capital Partners and as an advisor to Sprott’s private resource strategies. Concurrent with the transition, Mr. Grosskopf will resign from the Sprott board of directors and Mr. George will be appointed to the board on June 30, 2022.

“On behalf of the entire Sprott team, I would like to thank Peter for his service over the past 12 years,” said Ron Dewhurst, Chair of the Sprott board of directors. “Under his leadership, Sprott emerged as a world leader in precious metal and natural resource investing and our assets under management grew from $5 billion to over $20 billion. Peter has also been instrumental in building Sprott’s successful private investments franchise and launching Sprott Capital Partners.”

“The timing is right for this transition as Sprott continues to expand its asset management business and deliver exceptional results for shareholders,” added Mr. Dewhurst. “Whitney has a long and successful history as a business builder, portfolio manager and Chief Investment Officer. In his current role as President of Sprott, he has played a key role in refocusing the company on its core growth areas and has overseen our expansion in the US market. We believe Whitney is the ideal individual to lead Sprott through the next phase of the Company’s growth.”

“For more than a decade, I have been privileged to lead a talented team building Sprott into the world-class organization that it is today. I am delighted that Sprott will benefit from Whitney’s strong leadership,” said Peter Grosskopf. “The timing is right for me to focus my efforts on originating unique mining investments for our private strategies and institutional brokerage groups, and continuing to support our private lending team.”

“I’m proud to follow Peter who has led the remarkable transformation of Sprott over the past decade, much of it accomplished through difficult market conditions,” said Whitney George. “I look forward to working with our exceptional executive team to continue executing on the plan we put in place more than five years ago. We have the right people and strategies to continue delivering outstanding results for our shareholders and investment performance for our clients.”

Whitney George joined Sprott in 2015 serving in a number of roles, including as Chief Investment Officer of Sprott Asset Management since 2018 and as President of Sprott since 2019. Previously Mr. George spent 23 years in senior roles at Royce & Associates LLC ("Royce") in New York. He was Co-Chief Investment Officer of Royce from 2009 to 2013 and played a key role in the firm’s growth and evolution into a leading U.S. small-cap manager with peak assets of more than US$40 billion. At Sprott, Mr. George is also portfolio manager of Sprott Focus Trust (FUND), a closed-end equity investment fund that seeks to provide long-term growth of capital through a focused portfolio of value stocks of companies across all market capitalizations. Prior to joining Royce, Mr. George held positions with Dominick & Dominick, Inc., WR Lazard & Laidlaw, Inc., Laidlaw, Adams & Peck and Oppenheimer & Co. Inc. Whitney holds a bachelor's degree from Trinity College.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the “Forward-Looking Statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) the effective date of appointments; (ii) the Company’s future growth and expansion; and (iii) the future results and performance of the Company.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended March 31, 2022. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended March 31, 2022. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Managing Director

Investor and Institutional Client Relations;

Head of Corporate Communications

(416) 943-4394

gwilliams@sprott.com

Media contact information:

Dan Gagnier / Jeff Mathews

Gagnier Communications

(646) 569-5897

sprott@gagnierfc.com